

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2004

Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. James S. Hamman, Jr.
Executive Vice-President, General Counsel and Secretary
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, Illinois 60563

Re: Calamos Asset Management, Inc.
Amendment No. 2 to Form S-1
File No. 333-117847
Filed October 1, 2004

Dear Mr. Hamman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

General

1. The Company's failure to include key information in this amendment, such as the legal opinion and the underwriting agreement may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.

Comment from Investment Management Division

2. We note that the Company is a holding company. However, there are many potentially misleading statements throughout the Filing, such as the following that appears on page 12: "The mutual funds we manage are registered with the SEC as investment companies under the Investment Company Act." This statement misleads one to believe that the Company, and not its subsidiary, is actively managing the mutual funds. Please clarify, throughout the Filing, that the Company is a holding company and that it is its subsidiaries that engage in the various businesses of advising and selling funds and managing real estate.

Summary- page 2
Reorganization

3. Revise the second paragraph to indicate the current expected lease payments to Calamos Property Holdings LLC and the expected lease payments under the new HQ's lease.

Management
Employment Related Arrangements

4. Please revise to expand the disclosures to reconcile why the Summary Compensation Table does not indicate the pre-effective salaries of John and Nick Calamos of $6 and $2 million, respectively.

5. Revise the "Risks Related to the Offering" to include a risk factor for "benefits to officers and directors resulting from the offering". Include discussion of the gains in book value of existing holdings as well as the various salary and bonuses increases, and other compensation plan benefits including the initial option awards.

Underwriting- page 112

6. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.

7. Revise the third full paragraph on page 114 to indicate the authority for such transactions, e.g., Regulation M.

8. With regard to the issue of overselling the offer, supplementally confirm that the Company will disclose in the pricing amendment (filed pursuant to Rule 424) the actual amount of shares sold by the underwriters. Provide the staff with a courtesy copy of such filing or advise the staff when such filing is made.

Pro Forma Consolidated Income Statement For Six Months Ended June 30, 2004 – page 34

9. We note that you currently have footnote (7) associated with your earnings per share line item. Please revise to remove this association as footnote (7) discusses employee compensation and benefits.

Recently Issued Accounting Pronouncements – page 62

10. You stated in your response to prior comment 29 that prior to the September 2004 amendment, the limited partners had sufficient rights, including redemption rights, which allowed you to account for your interest in Calamos Multi-Strategy,

L.P. using the equity method. Please supplementally provide us with a description of the rights and obligations of the limited partners prior to the September 2004 amendment. Specifically provide the following:

- Provide a <u>detailed</u> description of each right held by the limited partners that you consider to represent an "important right" as described in Paragraph .09 in SOP 78-9

- Describe the specific factors that you considered in reaching your conclusion that the rights held by the limited partners were sufficient to overcome the presumption of control, and thus consolidation, by the general partner.

- Provide support for your conclusions based on "current" authoritative literature.

<u>Closing Comment</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Jackson at (202) 942-2865 or Amit Pande at (202) 942-2952. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-2889.

Sincerely,



William Friar
Senior Financial Analyst